TATA

By DHL

26th July 2005
BP/AD-M1A/242

The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Unaudited Financial Results (First Quarter)

In terms of Clause 41 of the Listing Agreement, we send herewith a statement containing the Unaudited Financial Results (Provisional) of the Company for the First Quarter ended 30th June 2005 along with segment-wise reporting, which were taken on record by the Board of Directors of the Company at its meeting held today. We also forward herewith a copy of the Press Release issued by the Company.

Yours faithfully,
For The Tata Power Company Limited

(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

Encls.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE QUARTER ENDED 30TH JUNE, 2005

	Particulars	Quarter ended		Year ended
		30-Jun-05	30-Jun-04	31-Mar-05 (Audited)
		MUs	MUs	MUs
1.	Generation	3,751	3,529	13,283
2.	Sales	3,617	3,373	12,663
		Rs. Crores	Rs. Crores	Rs. Crores
3.	a) Revenue from Power Supply	1,044.68	1,039.26	3,655.39
	b) Income from Other Operations	54.07	47.59	275.05
		1,098.75	**1,086.85**	**3,930.44**
4.	Expenditure			
	a) Staff Cost	37.90	17.95	155.40
	b) Cost of Power Purchased	111.07	110.49	415.70
	c) Cost of Fuel	604.13	512.90	1,863.98
	d) Cost of components, materials and services in respect of contracts	40.08	29.22	187.45
	e) Other expenditure	64.53	63.98	355.19
	f) Total expenditure (4a to 4e)	857.71	734.54	2,977.72
5.	Operating Profit	241.04	352.31	952.72
6.	Other Income	31.52	17.47	387.13
7.	Interest and Finance Charges	37.85	59.74	191.44
8.	Gross Profit after interest and finance charges but before Depreciation and Tax (5+6-7)	234.71	310.04	1,148.41
9.	Depreciation	65.61	120.89	359.62
10.	Provision for Contingencies			30.00
11.	Profit before tax (8-9-10)	**169.10**	**189.15**	**758.79**
12.	Provision for Taxation			
	Current Tax	56.04	64.17	158.88
	Deferred Tax	(6.79)	23.34	48.55
	Fringe Benefit Tax	1.45		
13.	Net Profit after tax (11-12)	**118.40**	**101.64**	**551.36**
14.	Statutory & Special Appropriations			(3.73)
15.	Distributable Profit (13-14)			555.09
16.	Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	197.92	197.92	197.92
17.	Reserves including Statutory Reserves			4,363.13
18.	Basic Earnings per Share on Net Profit after tax (not annualised) (In Rupees)	5.98	5.13	27.83
19.	Diluted Earnings per Share on Net Profit after tax (not annualised) (In Rupees)	5.63	5.13	27.65
20.	Aggregate of non-promoter shareholding			
	No. of shares	13,37,50,822	13,35,74,774	13,36,50,822
	% of shareholding	67.59	67.50	67.54
21.	Final Dividend (Proposed)			
	Rate per share (Face Value Rs. 10/-) (In Rupees)			7.50
	Amount (Rs. In crores)			148.60

1. The above results were reviewed by the Audit Committee and taken on record by the Board of Directors at their meeting held on 26th July, 2005.

2. The Auditors Report on the financial statements for the year ended 31st March, 2005, refers to the approvals from the relevant authorities awaited in respect of special appropriations to Deferred Taxation Liability Fund of Rs. 106.63 crores in 2001-02 and Rs. 22.93 crores in 2002-03 considered in the computation of "Capital Base" and "Clear Profits" under the Sixth Schedule to the repealed Electricity (Supply) Act, 1948. The approvals are awaited as at 30th June, 2005.

3. Income from Other Operations includes gain of Rs. 8.82 crores on account of sale of land including development rights. The Company proposes to invest the Capital Gain arising out of the above sale, in specified assets, as per the provisions of Section 54 EC of the Income Tax Act, 1961. Accordingly, no provision for Current Tax is considered necessary for the quarter ended 30th June, 2005.

4. Effective 1st July, 2004, the Company had sold its 75MW Power Plant at Wadi to Associated Cement Companies Limited and the Broadband division of the Company to Tata Power Broadband Co. Ltd. Consequently, the results for the quarter ended 30th June, 2005, do not include the results from the operations of the Wadi Power Plant and of the Broadband business of the Company and hence are not comparable.

5. Staff Cost and Other Expenditure for the quarter ended 30th June, 2005, are net of amounts written back aggregating to Rs. Nil and Rs. Nil (Previous Year Rs. 22 crores and Rs. 17.70 crores) respectively.

6. Effective 1st April, 2004, exchange differences arising on the repayment/realignment of liabilities incurred for the purpose of acquiring fixed assets, which were carried in terms of historical cost, in respect of assets relating to the electricity business as Licensee, had been adjusted in the carrying amount of fixed assets as required by Accounting Standard 11 (AS-11). Consequently, the unamortised portion of such exchange differences as at 1st April, 2004 and exchange differences arising on the repayment/realignment of liabilities incurred for the purpose of acquiring fixed assets from 1st April, 2004 had been capitalised and depreciation aggregating Rs. 48.53 crores was provided thereon. Accordingly, depreciation charge during the quarter ended 30th June, 2004 was higher to that extent.

7. Pursuant to the Order dated 11th June, 2004, of MERC, the Company had revised electricity tariffs for all categories of consumers with effect from 1st June, 2004. The average tariff, as per the Order, had been reduced by 9.2% with effect from 1st June, 2004. As such, Revenue from Power Supply for the first two months of the quarter ended 30th June, 2004, was accounted at the then prevailing higher tariff.

8. The quarterly results do not reflect the adjustments required to be made towards Statutory Appropriations, for which adjustments will be made for the year as a whole. Further, pending notification of Tariff Regulations by the Central Government as well as by the State Regulatory Commission under the provisions of the Electricty Act, 2003, any adjustments towards the excess/deficit of Clear Profit over Reasonable Return, will be made for the year as a whole. Accordingly, the quarterly results are not representative of the results for the whole year.

9. In respect of the share of Standby Charges billed by Maharashtra State Electricity Board (MSEB) and recoverable from Reliance Energy Ltd.(REL), there is no change in the status from the last quarter ended 31st March, 2005.

The payments in respect of Standby Charges are subject to the final outcome of the Appeals and hence no adjustment has been made for the reversal in terms of the MERC Order dated 31st May, 2004 of Standby Charges credited in previous years estimated at Rs. 503 crores for the period from 1st April, 1998 to 31st March, 2004. Further, consequent to the MERC Order, interest estimated at Rs. 31 crores is payable to MSEB which has also not been accounted for. The aggregate of these amounts net of tax is estimated at Rs. 354 crores, which MERC in its Order has allowed to be adjusted, wholly by a withdrawal/set-off from certain Statutory Reserves created by the Company under the repealed Electricity (Supply) Act, 1948 in earlier years.

Consequent to the Appellate Tribunal becoming functional, the Company is in the process of filing an Appeal challenging the said Tariff Order. Adjustments if any, will be recorded by the Company on the final outcome of the said Appeal. Accordingly, adjustment to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will be made on the disposal of the said Appeal and no provision has been made in the accounts towards interest that may be payable to REL for the quarter ended 30th June, 2005 in terms of the MERC Order. However the Company, as a matter of prudence, has accounted standby charges with effect from 1st April, 2004, on the basis determined by the MERC Order.

10. The number of investor complaints received during the quarter, resolved and pending are:

Pending as on 1st April, 2005	0
Received during the quarter ended 30th June, 2005	8
Disposed off during the quarter ended 30th June, 2005	7
Unresolved at the end of the quarter ended 30th June, 2005	1

11. Previous period/year figures have been regrouped wherever necessary.

12. In compliance with Clause 41 of the Listing Agreement with the Stock Exchange, a Limited Review of the results for the quarter ended 30th June, 2005 has been carried out by the statutory auditors.

Date: 26th July, 2005.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

RATAN N TATA
Chairman

TATA

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

Rs. Crores

Particulars	Quarter ended		Year ended
	30-Jun-05	30-Jun-04	31-Mar-05
Segment Revenue			
Power business	1,059.77	1,044.96	3,683.11
Others	40.69	43.35	257.93
Total Segment Revenue	1,100.46	1,088.31	3,941.04
Less: Inter segment revenue	1.71	1.46	10.60
Net Sales/Income from Operations	**1,098.75**	**1,086.85**	**3,930.44**
Segment Results			
Power business	178.85	234.02	616.87
Others	(1.69)	2.17	10.86
Total Segment Results	177.16	236.19	627.73
Less: Interest Expense	36.60	46.11	166.98
Add: Unallocable Income net of unallocable expense	28.54	(0.93)	298.04
Total Profit Before Tax	**169.10**	**189.15**	**758.79**
Capital Employed			
Power business	3,550.94	3,093.63	3,375.11
Others	123.20	202.48	121.21
Total Capital Employed	**3,674.14**	**3,296.11**	**3,496.32**

Types of products and services in each business segment:

Power - Generation, Transmission and Distribution of Electricity.
Others - Electronics, Project Consultancy etc.

TATA

TATA

immediate use **PRESS RELEASE**

Tata Power sales up 7 % at 3,617 MUs, PAT up 16 % at Rs. 118 Crore

Board approves shareholder agreement with DVC on 1,000 MW Maithon Power project

- **Net Profit at Rs. 118 Crore on revenues of Rs. 1099 Crore**
- **Sales Volume in Mumbai licence area increased by 10 % to 2,983 MUs**
- **Plant Load Factor(PLF) of Trombay power plant increased to 94% against 90% in the corresponding quarter last year**
- **Sales to MSEB significantly increased by over 300% at 203 MUs**
- **Tata Power Trading sold 191 MUs in Q1 including 165 MUs to MSEB**

Mumbai 26th July 2005: The Tata Power Company Limited, India's largest private generating company today announced its financial results for the period ended June 30, 2005.

Highlights - Q1 FY06:

- Tata Power reported profits at Rs. 118 Crore on revenues of Rs. 1099 Crore. During the corresponding period last year, profits and revenues were Rs. 102 Crore and Rs. 1087 Crore respectively.

- Sales Volume showed increase by 7 % to 3,617 MUs. Volume sales in the Mumbai license area increased by 10%. Revenues also increased due to the unprecedented increase in crude oil and coal prices.

- Tata Power's trading subsidiary - **Tata Power Trading Company Ltd. (TPTCL)** - witnessed a sharp increase in sales at 191 MUs and its trading licence has been upgraded to the open category (from category A to F) from the earlier 100 MUs category, entitling TPTCL to trade in any amount of power. TPTCL sold power to MSEB, MPSEB and Haryana Vidyut Prasaran Nigam by sourcing from DVC, WBSEB and Mizoram during this period.

- During the recent power crisis in Maharashtra, TPTCL provided up to 250 MW power from the Eastern region between 1st May and 30th June to MSEB, in addition to 400 - 500 MW supplied during the night by Tata Power.

- Work on the 120 MW Jojobera project is moving ahead of schedule with the final hydraulic testing and the first boiler firing completed successfully. The first synchronization is scheduled in Q2.

- The Board approved the signing of the shareholder agreement with the Damodar Valley Corporation (DVC) for a 74% equity stake in the 1,000 MW Maithon thermal power project.

- **Powerlinks Transmission Limited**: The 51% joint venture with PowerGrid Corporation for the construction of 400 kV transmission lines is progressing satisfactorily with fieldwork moving on schedule. The 400 kV Tala Transmission Project is India's first inter-state transmission project with private sector participation which will commence operation in July 2006.

- **North Delhi Power Limited (NDPL)**: The Joint Venture between Tata Power Company and the State of Delhi for distributing power in the North & North-West parts of Delhi has continued to improve its performance and has ended Q1 FY06 on a high note, with its AT&C losses touching an all time low of 33% as on June '05, down from 53.4% in June 2002. Also, NDPL accounted for only about 2.5% of the total load shedding in Delhi for Q1 FY06, and continues to improve the reliability and efficiency of its network.

Commenting on the performance this quarter, Mr. A J Engineer, Director – The Tata Power Co. Ltd, said, "The results during the quarter signify strong volume growth as Tata Power has been able to contribute significantly to meet the demand for electricity in Mumbai. Due to the continued pressure on tariffs with the increase in fuel costs, the Company is striving to reduce the impact on consumers through various efforts including an appeal to the Government of India for an extension of excise duty exemption. We also continue to explore growth opportunities in the various segments of the value chain along with enhancing operational efficiencies."

About Tata Power:
The Tata Power Company Limited is India's largest private sector generating Company with an installed generation capacity of 2203 MW. The Company has emerged as a pioneer in the Indian power sector, with a track record of performance, customer care and sustained growth. Tata Power has a presence in all areas of power sector -generation (thermal, hydro, solar and wind) transmission and distribution.

For further information please contact:

Shalini Singh
Chief, Corporate Communications
The Tata Power Company Limited
Phone: 5665 8748
Email: shalinis@tpc.co.in

Rashmi Naik / Navin Tauro
Vaishnavi Corporate Communications
Phone: 56568708/ 87 Fax: 56568788
Email: rashmi@vccpl.com / ntauro@vccpl.com